February 3, 2012

BY EDGAR, FACSIMILE AND OVERNIGHT DELIVERY

Mr. Daniel L. Gordon
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Facsimile: 703/813-6984

Re:         WNC Housing Tax Credit Fund VI, L.P., Series 9
Form 10-K
Filed June 28, 2011
File No. 000-50315

Dear Mr. Gordon:

The registrant is in receipt of your letter to me dated January 24, 2012, respecting the above-referenced registrant (the “Partnership”).

Our response to the comment included in your letter is set forth below, numbered to correspond to the numbered comment in your letter.  References to “the 10-K” are to the above-referenced Annual Report on Form 10-K:

1.
This will confirm that all audit reports upon which our principal auditor relied have been included in the 10-K.  These reports relate to the Parker Estates, L.P., Byhalia Estates, L.P. and Harbor Pointe, L.P. subsidiaries.  The reconciliation requested  is set forth below:

Net Investment	3/31/2011	3/31/2010

Parker Estates, L.P.	$ 18,353	$ 46,239

Byhalia Estates, L.P.	$ 60,483	$ 75,811

Harbor Pointe, L.P.	$ 667,193	$ 914,823

Total:	$ 746,029	$ 1,036,873
Amount per opinion:	$ 746,029	$ 1,036,873

Net Income (Losses):	3/31/2011	3/31/2010	3/31/2009

Parker Estates, L.P.	$ (27,886)	$ (11,471)	$ (62,613)

Byhalia Estates, L.P.	$ 12,878	$ (3,464)	$ (25,344)

Harbor Pointe, L.P.	$ (110,662)	$ (111,879)	$ -

Total:	$ (125,670)	$ (126,814)	$ (87,957)
Amount per opinion:	$ (125,670)	$ (126,814)	$ (87,957)

Mr. Daniel L. Gordon
February 3, 2012

*****

In connection with the foregoing, the Partnership hereby acknowledges that:

-	The Partnership is responsible for the adequacy and accuracy of the disclosures in its filings;
-	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
-	the Partnership may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments, please contact me at (714) 662-5565, extension 171.

Very truly yours,

/s/Melanie R. Wenk
Melanie R. Wenk
Vice President - Chief Financial Officer,
WNC & Associates, Inc.

cc:           Kristi Marrone
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Paul G. Dannhauser, Esq.